UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                AUTONATION, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                  05329W102
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                                 (CUSIP Number)

                              Rick L. Burdick, P.C.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 30, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

     Note:  Schedules filed in paper format shall include a signed original
     and  five   copies   of  the   schedule,   including   all   exhibits.
     Seess.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                             Page 1 of 7 Pages

      CUSIP No. 05329W102                                            Page 2 of 7
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     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Michael G. DeGroote
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     2.   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
          Instructions)

          (a)   X

          (b)
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     3.   SEC Use Only
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     4.   Source of Funds (See Instructions)
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     5.   Check if Disclosure of Legal  Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
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     6.   Citizenship or Place of Organization          Canadian
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--------------------------------------------------------------------------------
Number of Shares
Bene-ficially       7.     Sole Voting Power                   9,872,769**
Owned by Each
Reporting Person
With
--------------------------------------------------------------------------------

                    8.     Shared Voting Power                 -0-
--------------------------------------------------------------------------------

                    9.     Sole Dispositive Power              9,872,769**
--------------------------------------------------------------------------------

                    10.    Shared Dispositive Power            -0-
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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                               9,872,769
                                                               (See Item 5)
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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)
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     13.  Percent of Class Represented by Amount in Row (11) 3.0% (See Item 5)
--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)

          IN

------------------
** 9,631,200 of the shares beneficially owned by Mr. DeGroote are held in the name of Westbury (Bermuda) Ltd., of which he is the sole shareholder.

   CUSIP No. 05329W102                                               Page 3 of 7
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     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Westbury (Bermuda) Ltd.
--------------------------------------------------------------------------------

     2.   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
          Instructions)

          (a)   X

          (b)
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     3.   SEC Use Only
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     4.   Source of Funds (See Instructions)
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     5.   Check if Disclosure of Legal  Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
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     6.   Citizenship or Place of Organization          Bermuda
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number of Shares
Bene-ficially       7.     Sole Voting Power                   9,631,200
Owned by Each
Reporting Person
With
--------------------------------------------------------------------------------

                    8.     Shared Voting Power                 -0-
--------------------------------------------------------------------------------

                    9.     Sole Dispositive Power              9,631,200
--------------------------------------------------------------------------------

                    10.    Shared Dispositive Power            -0-
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                               9,631,200
                                                               (See Item 5)
--------------------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11) 2.96% (See Item 5)
--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)

          CO

  CUSIP No. 05329W102                                                Page 4 of 7

          The Reporting Persons listed on the cover pages to this Amendment No. 1 to Schedule 13D hereby make the following statement (this "Statement") pursuant to Amendment No. 1 to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment to the Schedule 13D filed by the Reporting Persons dated February 16, 2000 (the "Original Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original 13D.

Item 2.   Identity and Background.

          (d) and (e) During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding or has been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b). As of October 30, 2001, Westbury beneficially owns for the purposes of this Schedule 13D/A 9,631,200 shares of Common Stock representing 2.96% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 324,967,303 shares of Common Stock issued and outstanding as of October 26, 2001).

          In addition, as of October 30, 2001, Mr. DeGroote may be deemed to beneficially own 9,872,769 shares of Common Stock (which includes 9,631,200 shares of Common Stock beneficially owned by Westbury, of which Mr. DeGroote is the controlling shareholder, and 241,569 Non-Employee Director Options), representing 3.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 324,967,303 shares of Common Stock issued and outstanding as of October 26, 2001).

          Mr. Luchak and Mr. Watt are no longer directors or executive officers of Westbury.

          Mr. Martyn is not the beneficial owner of any shares of Common Stock.

          (c) The only transaction in any securities of the Issuer that was effected during the past sixty days by the Reporting Persons was the following:

               On October 30, 2001, Westbury sold 10,000,000 shares of Common Stock at a price of $10.00 per share in a block trade.

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on October 30, 2001.

 CUSIP No. 05329W102                                                 Page 5 of 7

Item 7.   Material to be Filed as Exhibits.

          The Reporting Persons hereby incorporate by reference the Joint Filing Agreement previously filed by the Reporting Persons as Exhibit 1 to their
Schedule 13D, filed February 16, 2000.

  CUSIP No. 05329W102                                                Page 6 of 7

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 6, 2001                       Michael G. DeGroote



                                             By: /s/ Michael G. DeGroote
                                                 -------------------------------


Dated November 6, 2001                       Westbury (Bermuda) Ltd.



                                             By: /s/ Michael G. DeGroote
                                                 -------------------------------
                                                 Michael G. DeGroote
                                                 President

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

  CUSIP No. 05329W102                                                Page 7 of 7


                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                             WESTBURY (BERMUDA) LTD.


NAME & CAPACITY WITH           PRINCIPAL OCCUPATION             PRINCIPAL
WESTBURY (BERMUDA) LTD.          AND CITIZENSHIP             BUSINESS ADDRESS
-----------------------        --------------------          ----------------

Michael G. DeGroote            Retired Businessman           Victoria Hall
President, Director            Canadian                      11 Victoria Street
                                                             P.O. Box HM 1065
                                                             Hamilton, HMEX
                                                             Bermuda

Robert W. Martyn               Attorney                      Victoria Hall
Vice President, Director       Canadian                      11 Victoria Street
                                                             P.O. Box HM 1065
                                                             Hamilton, HMEX
                                                             Bermuda


Taina Santin                   Administrative Assistant      Victoria Hall
Secretary                      Bermudian                     11 Victoria Street
                                                             P.O. Box HM 1065
                                                             Hamilton, HMEX
                                                             Bermuda